UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tudou Holdings Limited

(Name of Issuer)

Class B ordinary shares, par value US$0.0001 per share

 (Title of Class of Securities)

89903T107

 (CUSIP Number)

SINA Corporation
20/F Beijing Ideal International Plaza
No.58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3005

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000

August 26,  2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 89903T107	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON SINA Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,270,280 Class B ordinary shares1
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,270,280 Class B ordinary shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,270,280 Class B ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05%
14		TYPE OF REPORTING PERSON (See Instructions) CO

  1 This statement relates to Class B ordinary shares, par value $0.0001 per share, represented by American Depositary Shares (“ADSs”, each ADS representing 4 ordinary shares) of Tudou Holdings Limited.

Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class B ordinary shares, par value $0.0001 per share (the “Shares”), of Tudou Holdings Limited, a Cayman Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Building No.6 X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.

Item 2.	Identity and Background.

This Statement is being filed by SINA Corporation, a company organized under the laws of the Cayman Islands (“SINA”).

SINA is an online media company and mobile value-added service provider.

The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of SINA are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The purchase of the Shares was funded from working capital of SINA.

Item 4.	Purpose of Transaction.

SINA acquired the Shares for the purpose of making an investment in Issuer.

SINA intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, SINA specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), SINA currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to SINA; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Page 4 of 8 Pages

Other than as set forth in this Statement, SINA has no present plans or proposals which relate to or would result in:

(a)                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                 A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                 Any material change in the present capitalization or dividend policy of the Issuer;

(f)                 Any other material change in the Issuer’s business or corporate structure;

(g)                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                 A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                 Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of SINA to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.  SINA is the sole beneficial owner of 2,567,570 ADSs representing 10,270,280 Shares representing 9.05% of the total outstanding ordinary shares of the Issuer.  The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of August 16, 2011 by the Issuer in its prospectus on Form 424B4 filed with the Securities and Exchange Commission on August 17, 2011.

Page 5 of 8 Pages

Except as disclosed in this Item 5, neither SINA nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any Shares or has the right to acquire any Shares.

SINA has the sole power to vote or to direct the vote or dispose or direct the disposition of 2,567,570 ADSs representing 10,270,280 Shares.  The responses of SINA to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5 hereof are incorporated herein by reference.

On August 17, 2011, SINA purchased 1,075,000 ADSs representing 4,300,000 Shares at a price of $31,175,000 in connection with the Issuer’s initial public offering.

Between August 17, 2011 and August 25, 2011 SINA purchased a total of 1,492,570 ADSs representing 5,970,280 Shares at an aggregate price of $35,231,859.

Except as disclosed in this Statement, neither SINA nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

To the best knowledge of SINA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by SINA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 is incorporated herein by reference.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between SINA or, to the best of its knowledge, any of the persons named in Schedule A to this Statement or between SINA and any other person or, to the best of their knowledge, any person named in Schedule A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 26, 2011	SINA CORPORATION

/s/ Herman Yu
Signature

Herman Yu, Chief Financial Officer
Name/Title

Page 7 of 8 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship

Yan Wang	Chairperson	20F Ideal Plaza No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC
Pehong Chen	Independent Director	1600 Seaport Blvd. Suite 120 Redwood City, CA 94063	USA
Lip-Bu Tan	Independent Director	c/o Walden International One California Street, 28th Floor San Francisco, CA 94111	USA
Ter Fund Tsao	Independent Director	c/o Standard Foods Corporation 5th Floor, No.136, Jen Ai Road, Section 3, Taipei 10657, Taiwan	Taiwan
Yichen Zhang	Independent Director	c/o CITIC Capital Holdings Limited 28/F CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	Hong Kong
Song Yi Zhang	Independent Director	10/F, Fung House, 19-20 Connaught Road Central, Hong Kong	Hong Kong
Charles Chao	President, Chief Executive Officer and Director	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA
Herman Yu	Chief Financial Officer	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA
Hong Du	Chief Operating Officer	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC
Tong Chen	Executive Vice President and Chief Editor	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

Page 8 of 8 Pages